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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: August, 2008
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES

SECOND QUARTER NEWS RELEASE
Investor Contact : John Farina
          E-MAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues
WEB : www.namtai.com
599 da Avenida da Praia Grande, Macao, China
TEL: (853) 2835 6333 FAX: (853) 2835 6262
NAM TAI ELECTRONICS, INC.
Q2 2008 Sales down 26.1%, Gross profit margin improves to 14.2% and EPS at 26 cents
MACAO, PRC – August 4, 2008 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the second quarter ended June 30, 2008.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half-Year Results
	Q2 2008	Q2 2007	YoY(%)	1H2008	1H2007	YoY(%)
Net sales	$146,168	$197,830	(26.1)	$293,297	$389,401	(24.7)
Gross profit	$20,762	$22,745	(8.7)	$40,292	$39,946	0.9
% of sales	14.2%	11.5%	—	13.7%	10.3%	—
Operating income	$8,608	$11,834	(27.3)	$16,420	$19,051	(13.8)
% of sales	5.9%	6.0%	—	5.6%	4.9%	—
per share (diluted)	$0.19	$0.26	(26.9)	$0.37	$0.43	(14.0)
Net income	$11,804	$38,805	(69.6)	$40,170	$47,204	(14.9)
% of sales	8.1%	19.6%	—	13.7%	12.1%	—
Basic earnings per share	$0.26	$0.87	(70.1)	$0.90	$1.06	(15.1)
Diluted earnings per share	$0.26	$0.87	(70.1)	$0.90	$1.05	(14.3)
Weighted average number of shares (‘000’)
Basic	44,804	44,804	—	44,804	44,360	—
Diluted	44,811	44,806	—	44,807	44,805	—
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income, net income and earnings per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and infrequent or unusual items such as gain on disposal of subsidiaries’ shares and gain on disposal of marketable securities. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Six months ended
	June 30,				June 30,
	2008		2007		2008		2007
		per share		per share		per share		per share
	millions	(diluted)	millions	(diluted)	millions	(diluted)	millions	(diluted)

GAAP Operating Income	$8.6	$0.19	$11.8	$0.26	$16.4	$0.37	$19.1	$0.42
Add back:
- share-based compensation expenses(a)	0.2	0.01	0.2	0.01	1.2	0.03	0.3	0.01

Non-GAAP Operating Income	$8.8	$0.20	$12.0	$0.27	$17.6	$0.40	$19.4	$0.43

GAAP Net Income	$11.8	$0.26	$38.8	$0.87	$40.2	$0.90	$47.2	$1.06
Add back/(Less):
- share-based compensation expenses(a)	0.2	0.01	0.2	0.01	1.2	0.03	0.3	0.01
- gain on sale of subsidiaries’ shares (b)	—	—	(0.4)	(0.01)	(20.2)	(0.45)	(0.4)	(0.01)
- other income recovered from Tele-Art Inc. (in liquidation)(c)	(2.9)	(0.07)	—	—	(2.9)	(0.07)	—	—
- gain on disposal of marketable securities	—	—	(28.0)	(0.63)	—	—	(28.0)	(0.63)

Non-GAAP Net Income	$9.1	$0.20	$10.6	$0.24	$18.3	$0.41	$19.1	$0.43

Weighted average number of shares – diluted (‘000)	44,811		44,806		44,807		44,805

Note:

(a)	The share-based compensation expenses included approximately $0.2 million attributable to options to purchase 75,000 shares granted in the second quarter of 2008 to non-employee directors in accordance with the Company’s practice of making annual option grants to its non-employee directors upon their election for the ensuing year and approximately $1.0 million principally attributable to options to purchase approximately 20 million shares granted by the Company’s Hong Kong Stock Exchange- listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”)(Stock Code : 2633), to certain of its executive directors and employees in the first quarter of 2008.

(b)	On March 4, 2008, Nam Tai completed the sale of its entire equity interest in J.I.C. Technology Company Limited (“JIC”), a Hong Kong Stock Exchange listed subsidiary (Stock Code: 00987), to an independent third party. In this transaction, Nam Tai sold 572,594,978 shares of JIC, representing 74.99% of its outstanding share capital for cash of approximately $51 million, which resulted in a gain on disposal of approximately $20 million.

(c)	A total amount of approximately $2.9 million of other income in the Company’s financial statements for the second quarter of 2008. This amount represents Nam Tai’s share of proceeds realized from the disposal for the account of Tele-Art, Inc.’s liquidator of 477,319 Nam Tai shares owned by Tele-Art, Inc. (in liquidation)(“Tele-Art”) and was paid in settlement of amounts previously funded by Nam Tai in connection with Tele-Art’s liquidation and in partial satisfaction of judgments in favor of Nam Tai against Tele-Art.
SECOND QUARTER REVIEW
The business environment in Nam Tai’s product sectors remains difficult and extremely competitive. Net sales in the second quarter of 2008 were $146.2 million, a decrease of 26.1% as compared to the sales of $197.8 million in the second quarter of 2007, mainly as a consequence of the continuing decline in business from the Company’s telecommunication components assembly (“TCA”) segment. Net sales in the TCA segment for the second quarter of 2008 decreased by 48.0% compared to the same quarter of 2007. Our TCA segment is primarily dependent on the mobile phone market. The Company suffered another substantial drop in sales volume of its devices used in mobile phones, a trend Nam Tai began experiencing in 2007 and which has continued and accelerated as a result of declining demand experienced in the mobile phone market and persistent pressure to lower unit prices. The challenging environment in the TCA segment is expected to continue and may increase in the coming quarters. Sales of products in our liquid crystal display product (“LCDP”) segment and sales from our consumer electronics and communication products (“CECP”) segment also dropped by 6.1% and 3.1% respectively, during the second quarter of 2008 as compared to sales of the corresponding quarter of 2007. The decrease in sales in our LCDP segment was mainly a consequence of the drop of sales of our LCD modules products. Sales in our CECP segment were affected by a decrease in sales of mobile phone accessories of approximately 28% from comparable sales in the second quarter of 2007, offset by the increase in sales of our home entertainment devices amounting to approximately 22% from 2007 second quarter sales.
The Company’s gross profit margin in the second quarter of 2008 improved by approximately 2.7%, to 14.2% in the second quarter of 2008 compared to 11.5% in the second quarter of 2007. Management attributes this increase in gross profit margins to it’s program selectivity, with strong emphasis on profitability, and the effect of efforts to improve manufacturing efficiencies. We will continue our efforts in improving manufacturing efficiencies, broadening our product offerings and diversifying our customer base which we expect will help to manage operations in the ongoing tough business environment. Gross profit in the second quarter of 2008 was $20.8 million, a decrease of 8.7% as compared to $22.7 million in the second quarter of 2007, primarily resulting from the decline in 2008 sales.
Operating income in the second quarter of 2008 was $8.6 million, or $0.19 per share (diluted), compared to operating income of $11.8 million, or $0.26 per share (diluted) in the second quarter of 2007. Net income in the second quarter of 2008 was $11.8 million, compared to net income of $38.8 million (of which, approximately $28.0 million resulted from a net gain on disposal of marketable securities) in the second quarter of 2007. Basic and diluted earnings per share in the second quarter of 2008 were $0.26 per share, compared to $0.87 in the second quarter of 2007.
For the six months ended June 30, 2008, Nam Tai’s net sales were $293.3 million, a decrease of 24.7% as compared to $389.4 million in the same period last year. Gross profit was $40.3 million, an increase of 0.9% as compared to $40.0 million in the same period last year. Operating income for the first six months in 2008 decreased 13.8% to $16.4 million, or $0.37 per share (diluted), compared to $19.1 million, or $0.43 per share (diluted), in the same period last year. Net income was $40.2 million, or $0.90 per share (diluted), a decrease of 14.9% as compared to $47.2 million or $1.05 per share (diluted) in the same period last year.
The Company’s financial position remains strong and net cash provided by operating activities in the second quarter was $30.8 million. The Company ended the quarter with $271.9 million cash and cash equivalents on June 30, 2008 even after capital expenditures of $5.8 million and cash dividends of $9.8 million paid to shareholders of the Company and $6.0 million paid to minority shareholders of NTEEP.
NON-GAAP FINANCIAL INFORMATION
Non-GAAP operating income for the second quarter of 2008 was $8.8 million, or $0.20 per share (diluted), compared to non-GAAP operating income of $12.0 million, or $0.27 per share (diluted), in the second quarter of 2007. Non-GAAP net income for the second quarter of 2008 decreased by 14.2% over the second quarter of 2007 to $9.1 million, or $0.20 per share (diluted), compared to $10.6 million, or $0.24 per share (diluted), in the second quarter of 2007.

Non-GAAP operating income for the first six months in 2008 was $17.6 million, or $0.40 per share (diluted), compared to non-GAAP operating income of $19.4 million, or $0.43 per share (diluted) for the same period last year. Non-GAAP net income for the first six months in 2008 was $18.3 million or $0.41 per share (diluted), a decrease of 4.2% as compared to $19.1 million, or $0.43 per share (diluted), for the same period last year.
COMPANY OUTLOOK
Recent global adverse economic conditions (which, we believe, have been primarily driven by the sub-prime crisis in the US) aggravated the Company’s results in the past quarter and may exacerbate the difficult business environment we currently face and could result in negative effects to our results of operations over the next several quarters. Additionally, we also face issues such as the continuing appreciation of the exchange rate of the renminbi to the US dollar, the effects of changing tax and labor laws in the People’s Republic of China (“PRC”), shortages of electricity supply and increases in overhead expenses resulting from inflation.
To respond to the challenges surfacing from the current business environment, management has continued to focus efforts to optimize operating efficiencies by realigning production capacity to higher margin product offerings and has sought to diversify Nam Tai’s customer base. Management believes that Nam Tai has begun to realize limited benefits from the Company’s simpler organizational structure implemented at the beginning of 2008, which management believes has fostered, and will continue to, foster a more efficient and effective exchange of know-how and technology among our group companies, reduced overhead costs and facilitated stronger management controls.
During the second quarter of 2008, the foundation of the first of the Company’s planned new factories in Wuxi in the Jiangsu Province of China was completed and the Company had, according to its schedule, selected a contractor for the mechanical and electrical construction required for the expansion project. Management is optimistic that Nam Tai will be in a position to begin mass production at the new Wuxi facility in early to mid-2009.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2008
1. Quarterly Sales Breakdown
    (In thousands of US Dollars, except percentage information)

			YoY(%)	YoY(%)
Quarter	2008	2007	(Quarterly)	(Quarterly accumulated)
1st Quarter	147,129	191,571	(23.2)	(23.2)
2nd Quarter	146,168	197,830	(26.1)	(24.7)
3rd Quarter	—	204,485	—	—
4th Quarter	—	186,936	—	—
Total	293,297	780,822

2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2008		2007
	Q2	YTD	Q2	YTD
Segments	(%)	(%)	(%)	(%)
Consumer Electronic and Communication Products	50%	49%	38%	33%
Telecommunication Component Assembly	36%	38%	51%	57%
LCD Products	14%	13%	11%	10%
	100%	100%	100%	100%
3. Key Highlights of Financial Position

	As at June 30,		As at December 31,
	2008	2007	2007
Cash on hand (a)	$271.9 million	$268.3 million	$272.5 million
Ratio of cash (a) to current liabilities	2.28	1.79	1.87
Current ratio	3.29	2.74	2.83
Ratio of total assets to total liabilities	4.37	3.61	3.70
Return on equity	23.6%	28.9%	21.5%
Ratio of total liabilities to equity	0.34	0.45	0.45
Debtors turnover	50 days	48 days	45 days
Inventory turnover	16 days	19 days	17 days
Average payable period	56 days	58 days	56 days

Note: (a) Includes cash equivalents.
4. Claims against Tele-Art
We reported a total of approximately $2.9 million as other income in our financial statements for the second quarter of 2008. This amount represents the Company’s share of proceeds realized from the sales on behalf of Tele-Art’s liquidator of 477,319 Nam Tai shares for the benefit of unsecured creditors of Tele-Art and was paid to Nam Tai in settlement of amounts previously funded by Nam Tai in connection with Tele-Art’s liquidation proceedings and in partial satisfaction of judgments in favor of Nam Tai against Tele-Art. Total net proceeds from sales of such 477,319 shares were approximately $4.9 million, which together with approximately $300,000 in cash dividends that had accrued on the shares prior to their sale, were, in addition to the aforementioned payment to the Company, used as follows (amounts are approximate):
•	$200,000 to satisfy claims of unsecured creditors of Tele-Art other than Nam Tai;

•	$400,000 to satisfy the claims of Tele-Art’s former liquidator;

•	$600,000 in payment of professional fees and expenses, including expenses relating to the sale of the shares, incurred through June 30, 2008; and
The balance of the sale proceeds, amounting $1,100,000 at June 30, 2008, have been reserved for on-going legal and professional costs expected in connection with efforts to locate and recover additional assets of Tele-Art’s liquidation estate.

5. Increase the equity interest in NTEEP
At March 31, 2008, Nam Tai owned 645,229,470 shares of Nam Tai Electronic & Electrical Products Limited (“NTEEP”), its operating subsidiary that is listed on the Hong Kong Stock Exchange (Stock Code: 2633). During the period from April 1 to June 30, 2008, the Company made open-market purchases of 11,116,000 shares of NTEEP at prices per share ranging from HK$1.47 to HK$1.53 (or approximately $0.188 to $0.196), increasing the Company’s equity interest in NTEEP’s outstanding share capital by 1.26%, from 73.18% to 74.44%, at June 30, 2008. From July 1 through July 25, 2008, Nam Tai made purchases of an additional 3,870,000 shares of NTEEP increasing its equity interest in NTEEP to 74.88%, which is the maximum level permitted by the Hong Kong Stock Exchange in order to allow a minimum of 25% public float pursuant to the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
SECOND QUARTER RESULTS ANALYST CONFERENCE CALL
The Company will hold a conference call on Monday, August 4, 2008 at 8:00 a.m. Eastern Time for analysts to discuss the second quarter results with Nam Tai’s management. Shareholders, media, and interested investors are invited to listen to the live conference over the Internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (612) 332-0107 just prior to its start time.
DIVIDENDS
The second quarter dividend of $0.22 per share was paid on or about July 21, 2008. The record date for the third quarter dividend of $0.22 per share is September 30, 2008 and the payment date is on or before October 21, 2008. The payment dates for the fourth quarter is scheduled to be on or before January 21, 2009.
The schedule for quarterly dividends paid and payable for fiscal year 2008 are as follows:

			Dividend
Quarterly Payment	Record Date	Scheduled Payment Date	(per share)
Q1/08	March 31, 2008	Paid on or before April 21, 2008	$0.22
Q2/08	June 30, 2008	Paid on or before July 21, 2008	$0.22
Q3/08	September 30, 2008	On or before October 21, 2008	$0.22
Q4/08	December 31, 2008	On or before January 21, 2009	$0.22
Full Year 2008			$0.88
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Statements in this press release, such as management’s assessment of the effects of management’s efforts to improve Nam Tai’s profitability and profit margins, benefits expected from the Company’s internal reorganization that was completed at the end of 2007 and management’s estimates of when Nam Tai will be in a position to begin mass production at its new facility in Wuxi, Jiangsu Province, PRC, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of Nam Tai’s future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Whether the effects of management’s efforts to improve Nam Tai’s profitability have resulted or will result in improved profitability or profit margins or overcome the perceived onset of adverse global economic conditions generally or the ongoing weakness in the mobile phone supply chain, specifically, increasing taxes and labor costs from new tax and labor legislation in the PRC, whether material additional benefits expected from the Company’s internal reorganization that was completed at the end of 2007 will actually be realized, whether management’s estimates of when construction of Nam Tai’s new manufacturing facility in Wuxi, Jiangsu Province, PRC will be available for production will prove true, and whether revenues expected when production at Nam Tai’s new Wuxi faciliy commences will materialize will depend upon future sales orders and on Nam Tai’s actual ability to contain manufacturing costs and the level of capital expenditures required for each of the planned expansion projects. Product orders and Nam Tai’s growth, operating income, available cash, cash flows and levels of capital expenditures may be adversely affected by numerous factors including Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates, particularly in the mobile phone market that places constant pressure on the Company to reduce unit prices; continuing competitive pressures that adversely affect its profit margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, trade regulation, currency exchange rates, particularly from the appreciation of the renminbi to the U.S. dollar which has occurred since June 2005 and has shown no signs of abating, inflation in the PRC; the timing and amount of significant orders from customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles of the products manufactured by Nam Tai; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue growth, if any; the financial condition of Nam Tai’s customers and vendors; the availability and increasing costs of materials and other components needed to manufacture its products; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed for completion of its expansion projects or continue existing operations, other unexpected project delays or unanticipated cost increases; risks of expanding into new areas of the PRC where Nam Tai’s has not yet conducted business, diversion of management’s attention to expansion and its management to new locations and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions, including an exacerbation of the current global economic weaknesses that continue adversely affecting, or further reduce, demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include further decreases in our revenues from those we reported in earlier periods, the operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the electronics manufacturing services, or EMS, industry, or one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007 as filed on March 17, 2008 with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk

Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of August 1, 2008 in Macao, Special Administrative Region of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology.1 These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai’s operations are conducted by its subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), a Hong Kong Stock Exchange-listed company, in which Nam Tai owns approximately 74.88% of the outstanding share capital. In addition to reports that Nam Tai files with the SEC, which may accessed through the SEC’s EDGAR database at http://www.sec.gov, interested investors may review the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information that NTEEP is required to file under applicable rules of the Hong Kong Stock Exchange. The stock code of NTEEP on The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing information from the Hong Kong Stock Exchange and not to deal with the shares of Nam Tai based solely upon reliance on such information.

1	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2008 AND 2007
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Net sales	$146,168	$197,830	$293,297	$389,401
Cost of sales	125,406	175,085	253,005	349,455

Gross profit	20,762	22,745	40,292	39,946

Costs and expenses
Selling, general and administrative expenses	9,480	8,486	18,831	16,293
Research and development expenses	2,674	2,425	5,041	4,602

	12,154	10,911	23,872	20,895

Operating Income	8,608	11,834	16,420	19,051

Other income, net	5,101	789	6,487	323
Gain on disposal of marketable securities	—	43,815	—	43,815
Gain on sales of subsidiaries’ shares	—	390	20,206	390
Interest income	1,575	2,303	3,290	4,474
Interest expense	(69)	(109)	(143)	(210)

Income before income taxes and minority interests	15,215	59,022	46,260	67,843
Income taxes	(1,242)	(5,502)	(1,501)	(3,914)

Income before minority interests	13,973	53,520	44,759	63,929
Minority interests	(2,169)	(14,715)	(4,589)	(16,725)

Net income	$11,804	$38,805	$40,170	$47,204

Earnings per share
Basic	$0.26	$0.87	$0.90	$1.06

Diluted	$0.26	$0.87	$0.90	$1.05

Weighted average number of shares (‘000’)
Basic	44,804	44,804	44,804	44,360
Diluted	44,811	44,806	44,807	44,805

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2008 AND DECEMBER 31, 2007
(In Thousands of US Dollars)

	Unaudited	Audited
	June 30	December 31
	2008	2007

		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$271,854	$272,459
Accounts receivable, net	81,095	95,802
Entrusted loan receivable (Note 1)	8,166	—
Inventories	22,257	32,356
Prepaid expenses and other receivables	3,717	5,803
Income tax recoverable	3,544	5,483
Deferred tax assets – current	568	54

Total current assets	391,201	411,957

Property, plant and equipment, net	90,668	94,669
Land use right	13,742	3,930
Deposits for property, plant and equipment	1,280	536
Prepayment for land use right	—	9,019
Goodwill	20,296	20,296
Deferred tax assets	3,426	3,192
Other assets	1,219	1,219

Total assets	$521,832	$544,818

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$2,571	$4,580
Long-term bank loans – current portion	—	1,990
Entrusted loan payable (Note 1)	8,166	—
Accounts payable	77,700	107,326
Accrued expenses and other payables	19,534	21,690
Dividend payable	9,857	9,509
Income tax payable	1,157	556

Total current liabilities	118,985	145,651

Long-term bank loans – non-current portion	—	1,558
Deferred tax liabilities	379	—

Total liabilities	119,364	147,209

Minority interests	50,919	67,428

Shareholders’ equity:
Common shares	448	448
Additional paid-in capital	282,807	281,895
Retained earnings	68,302	47,846
Accumulated other comprehensive income (Note 2)	(8)	(8)

Total shareholders’ equity	351,549	330,181

Total liabilities and shareholders’ equity	$521,832	$544,818

Note:	Information extracted from the audited financial statements included in the 2007 Form 20-F of the Company filed with the Securities and Exchange Commission on March 17, 2008.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30 2008 AND 2007
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$11,804	$38,805	$40,170	$47,204
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,616	5,289	11,311	10,313
Net (gain) loss on disposal of property, plant and equipment	(2)	37	2	44
Dividend withheld	(305)	—	(305)	—
Gain on disposal of marketable securities	—	(43,815)	—	(43,815)
Gain on sales of subsidiaries’ sales	—	(390)	(20,206)	(390)
Share-based compensation expenses	158	230	1,158	317
Minority interests	2,169	14,715	4,589	16,725
Deferred income taxes	126	112	(369)	(1,871)
Unrealized exchange (gain) loss	(1,066)	93	(3,771)	(58)
Changes in current assets and liabilities:
Decrease in accounts receivable	8,717	6,802	14,556	16,009
Decrease (increase) in inventories	6,230	(5,773)	10,099	(5,963)
Decrease (increase) in prepaid expenses and other receivables	545	(33)	2,005	(291)
Decrease in income taxes recoverable	23	3,019	1,895	2,821
(Decrease) increase in notes payable	(1,288)	4,671	(2,009)	5,577
(Decrease) increase in accounts payable	(634)	3,338	(29,626)	(14,678)
(Decrease) increase in accrued expenses and other payables	(1,689)	(141)	(2,249)	1,732
Increase in income tax payable	362	1,766	755	1,766

Total adjustments	18,962	(10,080)	(12,165)	(11,762)

Net cash provided by operating activities	$30,766	$28,725	$28,005	$35,442

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (outflow) inflow from disposal of subsidiaries	(104)	—	6,671	—
Purchase of property, plant and equipment	(5,780)	(5,672)	(7,668)	(7,720)
Increase in deposits for purchase of property, plant and equipment	(1,258)	(481)	(949)	(324)
Increase in prepayment for purchase of land	—	(731)	(663)	(736)
Increase in entrusted loan receivable	(8,166)	—	(8,166)	—
Acquisition of additional shares in subsidiaries	(2,030)	(13,808)	(2,030)	(13,808)
Proceeds from disposal of property, plant and equipment	22	14	30	14
Proceeds from disposal of marketable securities	—	53,914	—	53,914
Proceeds from sales of subsidiaries shares	—	7,287	—	7,287

Net cash (used in) provided by investing activities	$(17,316)	$40,523	$(12,775)	$38,627

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(15,815)	$(9,409)	$(25,124)	$(26,048)
Proceeds from entrusted loan	8,166	—	8,166	—
Repayment of bank loans	(2,225)	(437)	(2,648)	(875)

Net cash used in financing activities	$(9,874)	$(9,846)	$(19,606)	$(26,923)

Net increase in cash and cash equivalents	3,576	59,402	(4,376)	47,146
Cash and cash equivalents at beginning of period	267,212	208,979	272,459	221,084
Effect of exchange rate changes on cash and cash equivalents	1,066	(93)	3,771	58

Cash and cash equivalents at end of period	$271,854	$268,288	$271,854	$268,288

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2008 AND 2007
(In Thousands of US Dollars)
1.	The entrusted loan represents the loan arrangement between two subsidiaries, Namtai Electronic (Shenzhen) Co. Ltd. (the “entrusting party”) and Jetup Electronic (Shenzhen) Co. Ltd. (the “borrower”), via HSBC Bank (China) Company Limited, Shenzhen Branch (the “lender”).
2.	Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain on marketable securities. The comprehensive income of the Company was $40,170 and $37,124 for the six months ended June 30, 2008 and June 30, 2007, respectively.
3.	Business segment information – The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

NET SALES :
- CECP	$73,391	$75,732	$143,178	$130,291
- TCA	51,876	99,846	111,158	220,008
- LCDP	20,901	22,252	38,961	39,102

Total net sales	$146,168	$197,830	$293,297	$389,401

NET INCOME :
- CECP	$7,284	$35,397	$14,942	$39,980
- TCA	2,088	3,140	4,201	7,161
- LCDP	(135)	369	(98)	564
- Corporate	2,567	(101)	21,125	(501)

Total net income	$11,804	$38,805	$40,170	$47,204

	Unaudited	Audited
	Jun 30, 2008	Dec. 31, 2007

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$216,740	$212,098
- TCA	113,769	150,963
- LCDP	69,046	64,628
- Corporate	122,277	117,129

Total assets	$521,832	$544,818

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2008 AND 2007
(In Thousands of US Dollars)
4.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$146,168	$197,830	$293,297	$389,401
Intercompany sales	38	42	118	149

- Intercompany eliminations	(38)	(42)	(118)	(149)

Total net sales	$146,168	$197,830	$293,297	$389,401

NET INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$6,377	$33,370	$11,253	$37,370
- Hong Kong & Macao	5,427	5,435	28,917	9,834

Total net income	$11,804	$38,805	$40,170	$47,204

	Unaudited	Audited
	June 30, 2008	Dec. 31, 2007

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$104,216	$98,441
- Hong Kong and Macao	194	158

Total long-lived assets	$104,410	$98,599

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date August 5, 2008	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	President and Chief Financial Officer